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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                              Quality Products, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 747578409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Cohen
              Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
 1345 Avenue of the Americas, New york, NY 10105-0143, Telephone (212)586-4050

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 25, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 747578409                        13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         Murray Koppelman
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



         PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

          New York
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                       423,332
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH

   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                         423,332
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        423,332

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

Item 1.  Security and Issuer.

                  The securities to which this Amendment No. 2 to Schedule 13D (the "Amendment") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress, Inc., Columbus, Ohio 43215.

Item 2.  Identity and Background.

                  This   Schedule   13D  is  filed  by  Mr.   Murray   Koppelman
("Koppelman" or the "Reporting Person"). The Reporting Person's business address is 575 Lexington Avenue, New York, New York 10022. The Reporting Person is a citizen of the United States. The Reporting Person is president and sole shareholder of Eastlake Securities, Inc., a registered broker-dealer ("Eastlake"). During the last five years, neither Koppelman nor Eastlake has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Warrants which are the subject of this Amendment were issued in connection with the Company's sale in a private placement on November 25, 1997, of 30 Units for $51,000 per Unit for an aggregate price of $1,530,000 (the "Private Placement"). Eastlake served as placement agent in the Private Placement. Each Unit consists of: (1) a $50,000 interest in a $1,500,000 6% promissory note due December 29, 2000; (2) a Series A Warrant, currently exercisable, to purchase 10,000 shares of the Company's common stock for $1.00 per share, expiring September 30, 1999 (the "Series A Warrants"); and (3) a Series B Warrant to purchase 15,000 shares of the Company's Common Stock for $2.00 per share, exercisable beginning October 1, 1999 and expiring September 30, 2001 (the "Series B Warrants"). The makers of the Private Placement Note are the Company and its wholly-owned subsidiary Q.P.I. Multipress. The payee is Eastlake, as payment agent for the Unit-holders (the "Private Placement Note"). The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than
(1) Series A and Series B Warrants - 60,000 Series A Warrants and 75,000 Series B Warrants issued to the Reporting Person in connection with his purchase in his individual capacity of 6 Units, and 30,000 Series A Warrants and 45,000 Series B Warrants issued to Eastlake as compensation for its services as placement agent in the Private Placement and (2) Right of First Refusal Agreement dated November 25, 1997 granting Eastlake a three-year right of first refusal to act as the Company's underwriter or placement agent in sales of the Company's securities. The source of funds used by the Reporting Person to purchase the 6 Units which included Series A Warrnants to purchase 60,000 shares of common stock (the "Warrants") was the Reporting Person's personal funds.

                  The 90,000 and 45,000 shares issuable upon exercise of the Reporting Person's and Eastlake's respective Series B Warrants are not covered by this Amendment, because such shares can not be acquired by the Reporting Person within the next 60 days.


Item 4.  Purpose of Transaction.

                  The Series A Warrants and Series B Warrants acquired by the Reporting Person were acquired and are being held as an investment. Neither Eastlake nor Koppelman has any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than the Note); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  The Reporting Person may be deemed to own beneficially, in the aggregate, 423,332 shares of Stock (representing the 66,666 shares issued August 29, 1997, the 266,666 shares issuable upon conversion of the Company's $200,000 principal amount Note issued by the Company to the Reporting Person in August 1997 (the "August 1997 Note"), the 60,000 shares of Common Stock issuable upon exercise of the Series A Warrants purchased by Koppelman in the Private Placement and the 30,000 shares of Common Stock issuable upon exercise of the Series A Warrants issued to Eastlake as compensation in connection with the Private Placement. Based on the 2,395,680 shares of Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, plus the 133,332 shares issued August 29, 1997 to the Reporting Person and on other person, the 266,666 additional shares issuable to the Reporting Person upon conversion of its August 1997 Note, and the 90,000 shares issuable upon Koppelman's and Eastlake's Series A Warrants, the Reporting Person's 423,333 shares beneficially owned constitute approximately 14.5% of the shares of Stock outstanding. The Reporting Person has the sole power to vote and direct the vote or to dispose and direct the disposition of the Stock which he owns.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

                  The Reporting Person and Eastlake do not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company.


Item 7.  Material to be Filed as Exhibits.

                  EX 99.1 Agreement dated August 7, 1997 between Cohen and the Reporting Person (the "Agreement"). (1)

                  EX 99.2       The Note, dated August 31, 1996. (1)

                  EX 99.3       New Note, dated August 29, 1997. (1)

                  EX 99.4       Form of Series A Warrant.

                  EX 99.5       Right of First Refusal Agreement dated
                                November 25, 1997

                  --------------
                  (1) Filed  with the  Reporting  Person's  Schedule  13D  dated
                      August 7, 1997.

Signatures

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 26, 1997





                                                      /s/Murray Koppelman
                                                     Murray Koppelman

Signatures

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 26, 1997






                                                     Murray Koppelman

                                                            Warrant to Purchase
WA-20                                                           **60,000**
                                                          Shares of Common Stock


NEITHER THIS WARRANT NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER THIS WARRANT NOR SUCH SHARES MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH
ACT OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENT, AND, IF AN EXEMPTION SHALL BE APPLICABLE, THE HOLDER SHALL HAVE DELIVERED AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

          Void after 5:00 P.M. New York City time on September 30, 1999

                     SERIES A COMMON STOCK PURCHASE WARRANT
                                       OF
                             QUALITY PRODUCTS, INC.

This is to certify that, FOR VALUE RECEIVED, MURRAY KOPPELMAN or registered assigns ("Holder"), is entitled to purchase, on the terms and subject to the provisions of this Warrant, from Quality Products, Inc., a Delaware corporation (the "Company"), at an exercise price per share of one dollar ($1.00), sixty thousand (60,000) shares of common stock, par value $.00001 per share ("Common Stock"),of the Company at any time during the period
(the "Exercise Period"), as hereinafter defined. The Exercise Period shall mean the period commencing November 1, 1997 and ending at 5:00 P.M. New York City time, on September 30,1999; provided, however, that if such date is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. The number of shares of Common Stock to be issued upon the exercis of this Warrant and the price to be paid for a share of Common Stock may be adjusted from time to time in the manner set forth in this Warrant. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares," and the exercise price for the purchase of a share of Common Stock pursuant to this Warrant, in effect at any time, as the same may be adjusted from time to time, is hereinafter sometimes referred to as the "Exercise Price." Reference in the Warrant to the "Series A Warrants" shall mean any or all of the warrants designated as Series A Common Stock Purchase Warrants by the Company.


         (a)      EXERCISE OF WARRANT.

                  (1) This Warrant may be exercised in whole at any time or in part from time to time during the Exercise Period by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of shares of Common Stock specified in such form. Payment of the Exercise Price may be made either by check (subject to collection) in the amount of the Exercise Price or by delivery of such number of shares of Common Stock as has a current value, determined in the manner provided for in Paragraph (a)(2) of this Warrant (with the current value being based on the market price of the Common Stock on the date the Warrant, accompanied by the shares of Common Stock delivered in respect of such exercise, is received by the Company or its transfer agent), equal to the Exercise Price. If this Warrant should be exercised in part only, whether pursuant to this Paragraph (a)(1) or pursuant to Paragraph (a)(2) of this Warrant, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the shares of Common Stock purchasable hereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder.

                  (2) In lieu of exercising this Warrant by payment of the Exercise Price pursuant to Paragraph (a)(1) of this warrant, the Holder shall have the right to exchange this Warrant, in whole or in part to the extent that this Warrant has not been exercised, for the number of shares of Common Stock determined by (i) multiplying (x) the number of shares as to which this Warrant is being exercised by (y) the difference between the current value per share of Common Stock on the date of exercise and the Exercise Price per share, as in effect on such date, and (ii) dividing the result so obtained by the current value per share of Common Stock on the date of exercise. The date of exercise shall mean, for purposes of this Paragraph (a)(2), the date on which this Warrant accompanied by the notice of exercise is received by the Company. The current value per share of Common Stock shall be determined as follows:

                           (A)      If the Common Stock is listed on a national
securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq Stock Market ("Nasdaq") or other automated quotation system which provides information as to the last sale price, the current value shall be the average of the reported last sale prices of one share of Common Stock on such exchange or system on the last five (5) trading days prior to the date of exercise of this Warrant, or if, on any of suc dates, no such sale is made on such day, the average of the closing bid and asked prices for such date on such exchange or system shall be used; or

                           (B) If the Common  Stock is not so listed or admitted
to unlisted trading privileges, the current value shall be the average of the reported last bid and asked prices of one share of Common Stock as reported by Nasdaq, the National Quotation Bureau, Inc. or other similar reporting service, on the last five (5) trading days prior to the date of the exercise of this Warrant; or

                           (C) If the Common  Stock is not so listed or admitted
to unlisted trading privileges and bid and asked prices are not so reported, the current value of one share of Common Stock shall be an amount, not less than book value, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

         (b) RESERVATION OF SHARES. The Company hereby agrees that at all times there shall be reserved for issuance and/or delivery upon exercise of this Warrant such number of shares of Common Stock as shall be required for issuance and delivery upon exercise of this Warrant and that it shall not, without the prior approval of the holders of a majority of the Warrants then outstanding, increase the par value of the Common Stock.

         (c) FRACTIONAL SHARES. No fractional shares or script representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise of this Warrant, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined in the manner set forth in Paragraph (a)(2) of this Warrant, except that the price shall be based on the closing price on the last trading day before the date of exercise.

         (d) EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Subject to the provisions of Paragraph (k) of this Warrant, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

         (e) RIGHTS OF THE HOLDER. The Holder shall not, by virtue of this Warrant, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth in this Warrant.

         (f) ANTI-DILUTION PROVISIONS. The Exercise Price in effect at any time and the number and kind of securities purchasable upon exercise of each Warrant shall be subject to adjustment as follows:

                  (1) In case the Company shall,  subsequent to the date hereof,
(A) pay a dividend or make a distribution on its shares of Common Stock in shares of Common Stock (B) subdivide or reclassify its outstanding Common Stock into a greater number of shares, or (C) combine or reclassify its outstanding Common Stock into a smaller number of shares or otherwise effect a reverse split, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Holder of this Warrant exercised after such date shall be entitled to receive the aggregate number and kind of shares which, if this Warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive upon such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed in this Paragraph (f)(1) shall occur.

                  (2) In case the Company shall, subsequent to the date hereof, issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (or having a conversion price per share) less than the current market price of the Common Stock (as defined in Paragraph (f)(5) of this Warrant) on the record date mentioned below, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of such issuance by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the record date mentioned below plus the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price per share of the Common Stock, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered for subscription or purchased (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock or securities convertible into Common Stock are not delivered after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

                  (3) In case the Company shall, subsequent to the date hereof, distribute to all holders of Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions paid out of current earnings and dividends or distributions referred to in Paragraph (f)(1) of this Warrant, or subscription rights or warrants (excluding those referred to in Paragraph
(f)(2) of this Warrant), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Paragraph (f)(5) of this Warrant), less the fair market value

(as determined in good faith by the Company's Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and of which the denominator shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

                  (4) Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Paragraphs (f)(1), (2) or (3) of this Warrant, the number of shares of Common Stock purchasable upon exercise of each Warrant shall simultaneously be adjusted by multiplying the number of shares of Common
Stock issuable upon exercise of each Warrant in effect on the date thereof by the Exercise Price in effect on the date thereof and dividing the product so obtained by the Exercise Price, as adjusted. In no event shall the Exercise Price per share be less than the par value per share, and, if any adjustment made pursuant to Paragraph (f)(1), (2) or (3) would result in an exercise price of less than the par value per share, then, in such event, the Exercise Price per share shall be the par value per share.

                  (5) For the purpose of any computation under Paragraphs (f)(2) and (3) of this Warrant, the current market price per share of Common Stock at any date shall be deemed to be the average of the daily closing prices for thirty (30) consecutive trading days commencing 45 trading days before such date. The closing price for each day shall be the reported last sale price regular way or, in case no such reported sale takes place on such day, the average of the reported last bid and asked prices regular way, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed or on Nasdaq, or if not listed or admitted to trading on such exchange or such System, the average of the reported highest bid and reported lowest asked prices as reported by Nasdaq, the National Quotation Bureau, Inc. or other similar organization if Nasdaq is no longer reporting such information, or if not so available, the fair market price as reasonably determined in good faith by the Board of Directors.

                  (6) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Paragraph (f)(6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Paragraph (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Paragraph (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Paragraph (f), as it in its discretion shall determine to be advisable in order that any dividend or distribution in shares of Common Stock, subdivision, reclassification or combination of Common Stock, issuance of warrants to purchase Common Stock or distribution of evidences of indebtedness or other assets (excluding cash dividends) referred to hereinabove in this Paragraph (f) hereafter made by the Company to the holders of its Common Stock shall not result in any tax to the holders of its Common Stock or securities convertible into Common Stock.

                  (7) The Company may retain a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular accountants engaged by the Company) to make any computation required by this Paragraph (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

                  (8) In the event that at any time, as a result of an adjustment made pursuant to Paragraph (f)(1) of this Warrant, the Holder of any Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Paragraphs (f)(1) to
(6), inclusive, of this Warrant.

                  (9) Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this and similar Warrants initially issued by the Company.

         (g) OFFICER'S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Paragraph (f) of this Warrant, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price and the adjusted number of shares of Common Stock issuable upon exercise of each Warrant, determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the Holder, and the Company shall, forthwith after each such adjustment, mail, by first class mail, a copy of such certificate to the Holder at the Holder's address set forth in the Company's Warrant Register.

         (h) NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (1) if the Company shall pay any dividend or make any distribution upon Common Stock (other than a regular cash dividend payable out of retained earnings) or (2) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or
(3) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail, return receipt requested, to the Holder, at least fifteen days prior to the date specified in clauses (i) and (ii), as the case may be, of this Paragraph (h) a notice containing a brief description of the proposed action and stating the date on which (i) a record is to be taken for the purpose of such dividend, distribution or rights, or (ii) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

         (i) RECLASSIFICATION, REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Paragraph (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

         (j)      REGISTRATION UNDER THE SECURITIES ACT OF l933.

                  (1) (A) In the event that, at any time during the five year period commencing November 1, 1997, the Company registers its securities pursuant to the Securities Act of 1933, as amended (the "Securities Act"), in connection with a public offering of its securities (other than a registration statement on Form S-4 or S-8 or subsequent similar forms), the Company shall advise the registered holders of the Series A Warrants or the Warrant Shares (each such person being referred to herein as a "holder") by written notice at least one (1) week prior to the filing of any registration statement under the Securities Act covering securities of the Company and will upon the request of any such holder include in any such registration statement such information as may be required to permit a public offering of the Warrant Shares; provided, however, that the Company shall not be required to include such Warrant Shares in a registration statement relating solely to an offering by the Company of securities for its own account if the managing underwriter shall have advised the Company that the inclusion of such Warrant Shares will have a material adverse effect upon the ability of the Company to sell securities for its own account, and provided further that the holders are not treated less favorably than others having piggyback registration rights. The Company shall keep such registration statement current for a period of nine (9) months from the effective date of such registration statement or until such earlier date as all of the registered Warrant Shares shall have been sold. In connection with such registration, if requested by the managing underwriter as a condition to the inclusion of the Warrant Shares in the registration statement, the holders shall agree put to sell or otherwise distribute the Warrant Shares pursuant to the registration statement for such period (the "lock-up period") as the managing underwriter shall request, in which event the Company will keep the registration statement effective for six
(6) months after the expiration of the lock-up period.

                           (B) If the majority holder,  as hereinafter  defined,
shall give notice to the Company at any
time during the two-year period commencing October 1, 1998, to the effect that such holder contemplates the sale of the Warrant Shares under such circumstances that a public distribution (within the meaning of the Securities Act) of the Warrant Shares will be involved, then the Company shall, subject to Paragraph
(j)(1)(C) of this Warrant, within sixty (60) days after receipt of such notice, file a registration statement pursuant to the Act, to the end that the Warrant Shares may be sold under the Securities Act as promptly as practicable thereafter, and the Company will use its best efforts to cause such registration to become effective; provided that such holder shall furnish the Company with appropriate information (relating to the intentions of such holder) in connection therewith as the Company shall reasonably request in writing. The Company shall keep such registration statement current for such period, not to exceed the greater of nine (9) months or such longer period as the registration statement may be used without requiring audited financial statements covering a period subsequent to that for which audited financial statements are otherwise required, as the majority holder may request. Upon receipt of notice the Company shall promptly give notice to the holder holders of Series A Warrants and shall, at the request of such holders, include their Warrant Shares in the same manner as if they had given the notice pursuant to this Paragraph (j)(1)(B). The holders of the Series A Warrants shall be entitled to only one (1) demand registration right pursuant to this Paragraph (j)(1)(B).

                           (C)   Notwithstanding  the  provisions  of  Paragraph
(j)(1)(B), the Company shall be
entitled to defer the filing of the registration statement demanded pursuant to said Paragraph (j)(1)(B) under the following circumstances.

                                    (i)     If the notice from the majority
holder shall be given during the first two months of the Company's fiscal year, the Company shall not be required to file the registration statement prior to thirty (30) days after the filing by the Company of its Form 10-K Annual Report for the prior fiscal year.

                                    (ii)  In the  event  that  the  Company  has
completed an acquisition or contemplates an acquisition for which financial statements of the acquired company are required to be included in the registration statement, the Company shall not be required to file the registration statement until forty-five (45)days after the required financial statements (in form and substance appropriate for filing with the Securities and Exchange Commission) for the company which was or is to be acquired have been received by the Company.

                                    (iii) In the event that, at any time, the
Company shall be engaged in confidential negotiations with respect to a business transaction or business agreement which would have to be disclosed in a registration statement, the Company's obligation to file the registration statement or any amendment to a registration statement and the Company's obligation to keep a registration statement current shall be deferred until forty-five (45) days after the first to occur of (x) the date that such negotiations have been terminated, or (y) the date that the transaction has been consummated, or (z) the date that an agreement relating to the transaction has been executed and the Company has publicly announced the transaction.

                  (2) The following  provision of this  Paragraph (j) shall also be applicable:

                           (A) The Company shall bear the entire cost and
expense of any registration of securities initiated by it under  Paragraph
(j)(1)(A) of this Warrant or filed pursuant to Paragraph (j)(1)(B) of this Warrant. Any holder whose Warrant Shares are included in any such registration statement pursuant to this Paragraph (j) shall, however, bear  the  fees of his own  counsel  and  accountants  and any transfer  taxes
or  underwriting   discounts  or  commissions   (including  any non-accountable
expense allowance)applicable to the Warrant Shares sold by him pursuant thereto.

                           (B) The Company  shall  indemnify  and hold  harmless
each holder and each underwriter,
within the meaning of the Securities Act, who may purchase from or sell for any such holder any Warrant Shares from and against any and all losses, claims, damages and liabilities (including fees and expenses of counsel, which counsel shall, if, in the reasonable opinion of counsel for the Company, the representation by such counsel of both the Company and the indemnified parties constitutes a conflict of interest under applicable Code of Professional Responsibility, be separate from counsel for the Company, provided, that the Company shall not be required to pay the fees of more than one firm representing all holders and all other parties who are entitled to indemnification as a result of the same or similar allegations, which counsel shall be selected by the holders of a majority of the shares held by all of such indemnified parties) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereto or any registration statement under the Securities Act or any prospectus included therein required to be filed or furnished by reason of this Paragraph
(j) or any application or other filing under any state securities law caused by any omission or alleged omissions to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to which such holder or any such underwriter or any of them may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended, or other Federal or state statutory law or regulation, at common law or otherwise, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished to the Company by any such holder or underwriter expressly for use therein, which indemnification shall include each person, if any, who controls any such underwriter within the meaning of the Securities Act; provided, however, that any such holder or underwriter shall at the same time indemnify the Company, its directors, each officer signing the related registration statement, each person, if any, who controls the Company within the meaning of the Securities Act and each other holder, in the manner set forth in this Paragraph (j)(2)(B), from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or any prospectus required to be filed or furnished by reason of this Paragraph (j) or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement or omission based upon information furnished to the Company by any such holder or underwriter expressly for use therein.

                           (C)  Neither  the  giving of any notice by any holder
nor the making of any request for
prospectuses shall impose any upon any holder making such request any obligation to sell any Warrant Shares or exercise any Warrants.

                           (D) In  connection  with any  registration  statement
filed pursuant to this Paragraph (j), the Company shall supply prospectuses and qualify the Warrant Shares for sale in such states as the Warrant holders may reasonably designates, provided that the Company shall not be required to qualify or register the Warrant Shares in any jurisdiction where such qualification or registration would require the Company to submit generally to the jurisdiction of such state.

                           (E) As a condition  to the  inclusion  of the Warrant
Shares of the holder of this Warrant, such holder shall (i) furnish the information and indemnification as set forth in Paragraph (j)(2)(B) of this Warrant and (ii) agree not to sale or otherwise transfer any Warrant Shares pursuant to a registration statement upon receipt of advice from the Company that the registration statement is no longer current until the holder is advised that the Warrant Shares may be sold pursuant to the registration statement.

                           (F)  The   registration   rights  contained  in  this
Paragraph (j) shall relate to the Warrant
Shares held by any transferee unless such transferee may sell such Warrant Shares without restriction whether pursuant to Rule 144 of the Commission pursuant to the Securities Act or any subsequent similar rule or otherwise.

                  (3) The term "majority holder" shall mean the holders of at least a majority of the shares of Common Stock for which the Series A Warrants (considered in the aggregate) are exercisable and shall include any owner or combination of owners of such securities, which ownership shall be calculated by determining the number of shares of Common Stock held by such owner or owners resulting from the exercise of any Series A Warrant after giving effect to any stock dividend, split, reverse split or other recapitalization and the number of shares of Common Stock issuable upon exercise of any unexercised Series A Warrants.

                  (4) The Company's agreements with respect to the Warrant Shares in this Paragraph (j) shall continue in effect regardless of the exercise of the Warrants.

                  (5) The holders of the Warrants Shares shall not be entitled to registration rights pursuant to this Paragraph (j) if at or prior to the effective date of such registration statement, such holder may sell all of the Warrant Shares owned by the holder pursuant to Rule 144 of the Securities and Exchange Commission under the Securities Act. For purposes of this Paragraph
(j)(5), Warrant Shares shall include shares issued or issuable upon exercise of all Series A Warrants and Series B Common Stock Purchase Warrants of the Company which are owned by such holder.

         (k)      TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933.
This Warrant or the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may not be sold or otherwise disposed of except as follows:

                  (1) To a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or Warrant Shares may legally be transferred without registration and without the delivery of a current prospectus under the Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Paragraph (k) with respect to any resale or other disposition of such securities which agreement shall be satisfactory in form and substance to the Company and its counsel; or

                  (2) to any person upon delivery of a prospectus then meeting the requirements of the Act relating to such securities and the offering thereof for such sale or disposition.

Dated as of November ___, 1997

                             QUALITY PRODUCTS , INC.


                             By:
                             Bruce Weaver, President

                                  PURCHASE FORM

                                   Dated: , 19

            The undersigned hereby (i) irrevocably exercises this

_________   Warrant to the extent of purchasing______ shares of Common Stock and hereby makes payment of $________ in payment of the Exercise  Price therefor, and (ii)represents and warrants that the undersigned is an
            "accredited investor"  as  such  term  is  defined  in  Rule  501 promulgated  under  the  Securities  Act of 1933,  as amended.

_______ The undersigned hereby (i) irrevocably exercises this Warrant to the extent of purchasing______ shares of Common Stock and hereby makes payment of $_______ in payment of the Exercise Price therefor by delivery of shares of Common Stock pursuant to Paragraph (a)(1) of this Warrant,, and (ii) represents and warrants that the undersigned is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended.

________ The undersigned hereby (i) irrevocably elects to exchange this Warrant to the extent of _______ shares of Common Stock pursuant to the provision of Paragraph (a)(2) of this Warrant, and (ii) represents and warrants that the undersigned is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended.

                                    _________

                       INSTRUCTIONS FOR REGISTRATION OF STOCK

Name_____________________________________________________
            (Please typewrite or print in block letters)

Signature _______________________________________________

Social Security or Employer Identification No. __________

                                 ASSIGNMENT FORM

     FOR VALUE RECEIVED,
hereby sells, assigns and transfer unto

Name ___________________________________________________
            (Please typewrite or print in block letters)

Address ________________________________________________

Social Security or Employer Identification No. __________

The right to purchase Common Stock represented by this Warrant to the extent of ______________ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ______________ attorney to transfer the same on the books of the Company with full power of substitution.

Dated:_________________, 19 ____

Signature ______________________

Signature Medallion Guaranteed:


_______________________________

                             Quality Products, Inc.
                            c/o QPI Multipress, Inc.
                               560 Dublin Avenue
                           Columbus, Ohio 43215-2388






                               November ___, 1997




Eastlake Securities, Inc.
575 Lexington Avenue
New York, New York 10022

                    Re:    Quality Products, Inc. (the "Company")

Ladies and Gentlemen:

            During the three-year period commencing on the date hereof, Eastlake Securities, Inc. ("Eastlake") shall have the right of first refusal (i) to act as underwriter or agent for any public or private offering (excluding sales pursuant to Rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, as amended, or any subsequent, similar or comparable regulation) of the Company's or its subsidiaries' securities by the Company (a "Subsequent Company Offering") and (ii) to purchase for Eastlake's own account any of the securities of the Company or any of its subsidiaries pursuant to any Subsequent Company Offering. Eastlake may exercise its rights under this letter either by itself or together with other broker/dealers registered pursuant to the Securities Exchange Act of 1934, as amended. Accordingly, if during such period, the Company intends to make a Subsequent Company Offering, the Company shall notify Eastlake in writing of such intention and the proposed terms of the Offering. The Company shall thereafter promptly furnish Eastlake with such information concerning the business, condition and prospects of the Company as Eastlake may reasonably request. If within thirty days of the receipt of such notice of intention and statement of terms, Eastlake does not accept in writing such offer to act as underwriter or agent with respect to such offering or to purchase such securities for its own account upon the terms proposed, the Company shall, during the following 120 day period, be free to negotiate the terms with other registered broker/dealers with respect to such offering on such proposed terms. Before the Company shall accept any proposal which differs materially from the proposal previously submitted to Eastlake or, subsequent to such 120 day period, accept any proposal, the preferential rights of Eastlake, as described above, shall be reinstated and the same procedure with respect to such modified proposal or such subsequent proposal as provided above shall be adopted. The failure by Eastlake to exercise its right of first refusal at any particular instance shall not in any way effect such right with respect to any Subsequent Company Offering. This agreement shall terminate if Murray Koppelman shall cease to be a principal executive officer of Eastlake. Eastlake may not assign its rights under this agreement.

                             Very truly yours,

                             QUALITY PRODUCTS, INC.



                             By:_________________________________
                             Bruce Weaver, President


AGREED AND ACCEPTED:

EASTLAKE SECURITIES, INC.


By:_________________________________
   Murray Koppelman, President